October 1, 2018

Clarence H. Smith
Chairman of the Board, President and Chief Executive Officer
Haverty Furniture Companies, Inc.
780 Johnson Ferry Road, Suite 800
Atlanta, GA

       Re: Haverty Furniture Companies, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 2, 2018
           File No. 001-14445

Dear Mr. Smith:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Selected Financial Data, page 15

1. We note you present adjusted diluted earnings per share, a non-GAAP measure. In future filings please provide the disclosures required by Item 10(e)(1)(i)(C) and (D).
Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Sales, page 17

2. We note your disclosure on page 3 that "[s]ales placed through our website increased
      10.0% in 2017 compared to 2016 and currently are approximately at the level of a mid-
      sized market." We note from disclosure in previous filings that sales from your website have been increasing year over year. Please tell us what consideration you gave to providing a discussion and analysis of the impact of e-commerce sales on your results
 Clarence H. Smith
Haverty Furniture Companies, Inc.
October 1, 2018
Page 2
         of operations. Please explain if e-commerce sales are included in comparable store sales and sales per square feet. If so, tell us your basis for inclusion and explain to us what consideration you gave to also disclosing these performance metrics excluding e-
         commerce sales. If you do not believe such information would be useful to investors, please explain the reasons for your determination.
Notes To Consolidated Financial Statements
Note 5, Credit Arrangement, page F-13

3. We note that your credit agreement limits your ability to pay dividends. Please tell us your consideration of disclosing the nature of the restrictions on the payment of dividends and the amount of retained earnings or net income restricted or free of restriction. Refer to
         Rule 4-08(e)(1) of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Bill Thompson,
Accounting Branch Chief, at 202-551-3344 with any questions.



FirstName LastNameClarence H. Smith                            Sincerely,
Comapany NameHaverty Furniture Companies, Inc.
                                                               Division of
Corporation Finance
October 1, 2018 Page 2                                         Office of
Consumer Products
FirstName LastName